KINGSWAY FINANCIAL SERVICES INC.

Daniel Brazier
dbrazier@kingsway-financial.com
Direct Phone: 905.696.1259
Direct Fax: 905.696.1759

CONFIDENTIAL

August 23, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

Re: Kingsway Financial Services Inc. ("KFSI" or the "Company")
Form 40-F for the Year Ended December 31, 2009
Filed on April 2, 2010
File No. 001-15204

We acknowledge receipt of your letter dated August 13, 2010. Further to my discussion with Ibolya Ignat on Friday, August 20, 2010, the Company respectfully requests an extension to September 10, 2010 to file a response to your letter. Kindly confirm that this date is acceptable.

Yours very truly,

Daniel J Brazier

Daniel Brazier

DB/

cc: Larry Swets, *Kingsway Financial*
KPMG LLP
KFSI Audit Committee Gregory P. Hannon, Spencer L. Schneider and Joseph Stilwell

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